For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Commences 2200 Metres Exploration Drill Program at River Valley PGM Project, Sudbury, Ontario

  Approximately 2200m of exploration drilling to be completed by end of January 2012.
  Drilling three new targets in interior of the River Valley Intrusive Complex
  Approximately 13,500m resource drilling completed in Dana Area
  Data from the resource drilling delivered to Wardrop Engineering to commence the new mineral resource estimate

December 8Th, 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce that it has commenced exploration diamond drilling on its 100% owned River Valley Platinum Group Metals (PGM) Property, 70 km from Sudbury, Ontario. This phase of Exploration will focus primarily on drilling in the interior of the River Valley Intrusion complex (RVIC, Figure 1). The first target, East Banshee, will test one of the new targets that were identified during a three-dimensional (3D) IP survey performed from March to July 2011. The second and third targets, Dragon and Spade Zone, are designed to test olivine-bearing gabbronorite units in RVIC.

 To date, 47 holes have been successfully completed for a total 13,500 metres. Data from the resource drilling has been combined with that from approximately 111,000m in 590 holes drilled previously and delivered to Wardrop Engineering to form the basis for a mineral resource update. The resource update will be completed in the first quarter of 2012.

East Banshee

The relatively high chargeability feature at east Banshee (Figure 2) extends south from the Lismer Ridge area where Pacific North West Capital had previously intersected up to 26.7 gpt Pd+Pt+Au**[1] during 2000-2005 Exploration programs. This chargeability anomaly coincides with a low resistivity that extends to the surface. Both chargeability and resistivity anomalies are visible from surface to a depth at approximately 200 metres.  This section is composed of two pods of relatively high chargeability (15-20ms) material connected by an approximately 100 metre thick unit of slightly lower chargeability (>12ms), which extends around 100m below the surface. The northwestern pod represents Lismer Zone where previously drilled holes intersected mineralized breccia zone (Figure 2). Similar chargeability response between this target and Lismer make this target very prospective. This target shows a northwest-southeast trend which coincides with an airborne EM anomaly detected by Anglo’s 2003 SPECTREM survey. Two grab samples collected along this lineament returned assays of up to 0.319% copper and 0.80 gpt 3E.

Spade Zone

The Spade Zone target was identified during the 2005 drilling program. The main target is an olivine gabbronorite unit which is south of and overlies the breccia zone in the Azen area of the contact. A single hole intersecting this unit (SL-01) returned a composite assay of 1.2 g/t 3E over 18 metres, within a 40m envelop of elevated PGM values (Figure 3).

[1] *gpt = grams per tonne, *opt = ounces per tonne,**Pd+Pt+Au= Pladium + Platinum + Gold

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Figure 1- IP Chargeability Map shows the location of Dragon Zone and East Banshee IP Targets.

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Figure 2- Cross section of the East Banshee 3D inversion model of interpreted resistivity and chargeability
The IP geophysical response in the Banshee East Target is very similar to Lismer Ridge.

The Pt:Pd ratio in this interval, 109 metres to 127 metres, is 1:3 and Nickel-copper values in this unit are elevated with values as high as 0.1% Ni and 0.2% Cu over 1 metre.   Approximately 3% sulphide (mainly chalcopyrite and pyrrhotite) is disseminated throughout the olivine gabbronorite unit.

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Figure 3- Geological map showing the location of the proposed drill holes in the Spade Zone Area

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Dragon Zone:

During the 2005-2007 exploration several sub-parallel lenses of varying rock types were discovered and returned anomalous Platinum Group Metals assays. The 2 highest were 5.7 g/t and 3.3 g/t 3E at a Pt:Pd ratio of 1:1 from an olivine gabbronorite unit. Several more assayed samples returned results in 0.25-1.00 g/t range. Dragon zone’s olivine gabbronorite unit are mapped as a relatively narrow and short unit (maximum 15 metres wide and 130 metres long), and is bounded by layered gabbronorite unit (Figure 4). During the 2011 IP survey only the northern part of this unit was covered. This part shows moderate chargeability anomaly which coincides with a high resistivity feature and is flanked to the east by a relatively low resistivity feature.

Figure 4- Geology and location map of proposed drill holes for the Dragon zone

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Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Acting Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

About River Valley Project:

On April 20th, 2011 PFN announced that it commenced the Phase I of a $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of October 2011, PFN completed more than 13,500 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, hosts the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are summarized as follows:

NI43-101 Compliant 2006 Mineral Resources for River Valley

  Measured Resources:

7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt).

  Indicated Resources:

11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel  using a cut-off grade of 1.00 g/t Pd+Pt.

  Inferred Resources:

0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine.

Completion of a new NI43-101 mineral resource estimate is scheduled for the end of first quarter of 2012.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

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The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to acquire new platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates when these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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